

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

SEC Mail Processing Section
JAN 29 2010
Washington, DC
109

SEC File Number
8-23266

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning **December 1, 2008** and ending **November 30, 2009**

A. REGISTRANT INFORMATION

Official Use Only

Firm ID No.

NAME OF BROKER-DEALER:
Zacks & Company

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
111 N. Canal Street, Suite 1101
(No. and Street)

Chicago (City) | Illinois (State) | 60606 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
JAN 29 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
10

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:
Richard Marks (312) 265-9161
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Baker Tilly Virchow Krause, LLP
(Name – *if individual, state last, first, middle name*)

205 N. Michigan Avenue
(No. and Street)

Chicago (City) | Illinois (State) | 60601 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
JAN 29 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
10

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant, not resident in United States or any of its possessions

FOR OFFICAL USE ONLY

Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on at the bureau for the exemption. See section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, Richard Marks, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Zacks & Company as of November 30, 2009 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.


"OFFICIAL SEAL"
ROBBIN IMRISEK
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 03/28/10

Signature

Financial and Operations Principal
Title

Subscribed and sworn to before me
This 21st day of January 2010

Notary Public

This Report* contains (check all applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition
- [X] (c) Statement of Income (Loss)
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of general creditors
- [X] (g) Computation of Net Capital for brokers and dealers pursuant to Rule 15c3-1
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [X] (i) Information Relating to the Possession or Control Requirements for brokers and dealers Under Rule 15c3-3
- [ ] (j) A reconciliation, including appropriate explanation, of the Computation of Net capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [X] (l) An Oath or Affirmation
- [X] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- [X] (o) Independent Auditors' Report on Internal Control
- [ ] (p) Schedule of segregation requirements and funds in segregation—customers' regulated commodity futures account pursuant to Rule 171-5

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)3.*

ZACKS & COMPANY

Chicago, Illinois

STATEMENT OF FINANCIAL CONDITION

Including Independent Auditors' Report

November 30, 2009

(Filed Pursuant to Rule 17a-5 Under the Securities Exchange Act of 1934)

ZACKS & COMPANY

TABLE OF CONTENTS

BAKER TILLY

Baker Tilly Virchow Krause, LLP
205 N Michigan Ave
Chicago, IL 60601-5927
tel 312 729 8000
fax 312 729 8199
bakertilly.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
Zacks & Company
Chicago, Illinois

We have audited the accompanying statement of financial condition of Zacks & Company as of November 30, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Zacks & Company as of November 30, 2009 in conformity with accounting principles generally accepted in the United States of America.



Chicago, Illinois
January 26, 2010

ZACKS & COMPANY

STATEMENT OF FINANCIAL CONDITION
November 30, 2009

ASSETS

Cash and cash equivalents	$	498,779
Deposit with clearing broker		106,201
Receivable from clearing broker		9,299
Receivable from other brokers		148,785
Interest receivable		255
Prepaid expenses		30,872
Refundable income taxes		4,382
TOTAL ASSETS	$	798,573

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Due to affiliates	$	56,278
Accounts payable		257,156
Total Liabilities		313,434
LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS		35,000
STOCKHOLDER'S EQUITY		450,139
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	798,573

See notes to statement of financial condition.

ZACKS & COMPANY

NOTES TO STATEMENT OF FINANCIAL CONDITION
November 30, 2009

NOTE 1 - Nature of Operations

Zacks & Company (the "Company"), a C Corporation, is a fully-disclosed, introducing securities broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company derives commission income from equity trades executed by its trading desk. The Company has an independent contractor agreement with AMH Capital in Springfield, NJ. AMH Capital and its principal head trader provide the Company with a mechanism for accepting trade orders and executing them through its clearing relationship with J.P. Morgan Clearing Corp. Trading commissions paid by J. P. Morgan Clearing Corp. to the Company are shared with AMH Capital on an agreed upon basis.

The Company derives some of its commission income from the sale of investment research that it purchases from Zacks Investment Research, Inc. ("ZIR"), a related party.

NOTE 2 - Summary of Significant Accounting Policies

Revenue Recognition

All commission revenue is recognized in the month that commissions are generated. For commission revenue derived from soft dollar accounts, the purchase of associated research from ZIR is recognized in the same month. For commission revenue derived from the Company's trading desk, contractual expense related to this revenue is also recognized in the same month.

All other revenue is recognized in the month earned.

Cash and Equivalents

The Company defines cash and equivalents as highly liquid, short-term investments with a maturity at the date of acquisition of three months or less.

Deferred Income Taxes

Deferred income taxes arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

There are no temporary differences at November 30, 2009, therefore no deferred taxes have been recorded.

Fair Value of Financial Instruments

The Company's short-term financial instruments consist of the following: cash, receivables, accounts payable, and accrued expenses. The carrying values of these short-term financial instruments approximate their estimated fair values based on the instruments short-term nature.

For the fiscal year ended November 30, 2009, there have been no changes in the application of valuation methods applied to similar assets and liabilities.

NOTE 2 - Summary of Significant Accounting Policies (cont.)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

The Company has evaluated subsequent events occurring through January 26, 2010, the date that the financial statements were available to be issued for events requiring recording or disclosure in the Company's financial statements.

New Accounting Pronouncements

Accounting for Uncertainty in Income Taxes"

During July 2006, the Financial Accounting Standards Board ("FASB") issued an interpretation relating to *"Accounting for Uncertainty in Income Taxes"*. This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements and also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The new FASB standard also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The provisions of this intrepretation were scheduled to be effective for nonpublic entities for fiscal years beginning after December 15, 2007, but on December 30, 2008 FASB issued position allowing certain nonpublic entities to elect to defer the effective date of this interpretation until fiscal years beginning on or after December 15, 2008. In accordance with the provisions of this staff sosition, the Company has elected to defer the adoption of this interpretation until its fiscal year beginning December 1, 2009. The Company is currently assessing the effect this intrepretation will have on its results of operations, financial position and cash flows.

The Company's current accounting policy for evaluating uncertain tax positions is to review all tax positions at least annually and apply the provisions relating to "Accounting for Contingencies" to those tax positions to determine whether the recording of a liability or additional financial statement note disclosure is necessary.

NOTE 3 - Related Party Transactions

The Company purchases all of its investment research from ZIR. The purchase agreement allows the Company to defer any obligation for research until it receives payment from its customers. The Company also receives office space and related services from ZIR at no cost. The net amounts due to these affiliates was $56,278 as of November 30, 2009.

NOTE 4 - Liabilities Subordinated to Claims of General Creditors

Liabilities subordinated to claims of general creditors are payable to an affiliate, bear no interest, and mature on April 29, 2012. The subordinated borrowings are covered by agreements approved by FINRA and are thus available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE 5 - Income Taxes

The provision for income tax expense for the year ended November 30, 2009 consisted of the following components:

Current:	
Federal	$ 33,527
State	7,599
Total income tax expense	$ 41,126

NOTE 6 - Concentrations of Credit Risk

The Company maintains cash balances in one financial institution located in Illinois. This balance is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 per institution. Uninsured cash balances approximated $220,000 at November 30, 2009. Deposits with clearing organizations and all securities are uninsured.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 7 - Net Capital Requirements

The Company is subject to Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At November 30, 2009, the Company had net capital of $443,829, which was $422,934 in excess of its required net capital of $20,895. The Company's ratio of aggregate indebtedness to net capital was 0.7 to 1. No material differences exist between the net capital calculated above and the net capital computed and reported in the Company's November 30, 2009 FOCUS filing.